NEWS RELEASE	ELD No. 14-06
TSX: ELD NYSE: EGO	May 1, 2014

2014 First Quarter Financial and Operating Results

Gold production of 196,523 ounces, All-In Sustaining Costs of $786 per ounce

VANCOUVER, BC – Eldorado Gold Corporation, (Eldorado or the Company) is pleased to report the Company's financial and operational results for the first quarter ended March 31, 2014. Net profit attributable to shareholders of the Company for the quarter was $31.3 million or $0.04 per share.

“The first quarter of 2014 proved to be another strong quarter for the Company, with gold production of 196,523 ounces, representing a 20 percent increase over the first quarter 2013,” said Paul Wright, Chief Executive Officer of Eldorado Gold. “Within the organization our employees are dedicated to continuously improving safety, operational performance and overall cost reductions, enabling Eldorado to remain one of the lowest cost gold producers, as demonstrated by our all-in sustaining cash costs for the quarter of $786 per ounce. Strong performance this quarter supports our guidance for 2014 of 730,000-800,000 ounces of gold at an average all-in sustaining cash cost of approximately $950 per ounce.”

First Quarter Operational and Financial Highlights

Continued strong financial performance, with net profit attributable to shareholders of $31.3 million ($0.04 per share), compared to a loss of $45.5 million ($0.06 per share) in the first quarter of 2013.
Gold revenues were $247.6 million (2013: $307.2 million) on sales of 190,628 ounces of gold at an average realized gold price of $1,299 per ounce (2013: 189,346 ounces at $1,622 per ounce).
Paid dividends were $6.5 million, compared to $50.2 million in 2013, which reflects the changes in our revised dividend policy to the current gold price environment.
Liquidity of $994.2 million, including $619.2 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.
Strong operational performance resulting in gold production of 196,523 ounces, including Olympias production from tailings retreatment (2013: 163,768 ounces), a 20% increase over the first quarter of 2013.
Continuing to remain below the industry average, with all-in sustaining cash costs averaging $786(1) per ounce.
Cash generated from operating activities before changes in non-cash working capital of $94.7(1) million (2013: $139.9 million).
Completion of the Glory Resources Limited acquisition on March 14, 2014.
Entered into a strategic agreement with CDH Investments to advance the Eastern Dragon project.

(1)	Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see page 10 of the MD&A for an explanation and discussion of these non IFRS measures.

All figures in US dollars unless otherwise stated.

1

Financial Results

Summarized financial results – quarter ended March 31, (Millions, except where noted)	2014	2013
Revenues	$279.9	$338.1
Gold revenues	$247.6	$307.2
Gold sold (ounces)	190,628	189,346
Average realized gold price (US$ per ounce)	$1,299	$1,622
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
All-in sustaining cash cost (US$ per ounce sold)	$786	n/a
Gross profit from gold mining operations	$95.4	$163.8
Adjusted net earnings	$37.3	$83.3
Net profit (loss) attributable to shareholders of the Company	$31.3	($45.5)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.04	($0.06)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.04	($0.06)
Dividends paid (Cdn$/share)	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital	$94.7	$139.9

Net profit attributable to shareholders of the Company was $31.3 million (or $0.04 per share) for the quarter compared with a loss of $45.5 million (or $0.06 per share) in the first quarter of 2013. Adjusted net earnings(1) for the quarter were $37.3 million compared to $83.3 million in the first quarter of 2013. Last year’s difference between loss attributable to shareholders and adjusted net earnings reflected primarily the non-cash charge of $125.2 million to deferred income tax expense related to the change in Greek tax rates.

Realized gold prices fell 20% year over year impacting revenues and gross mine profit. Unit production costs from gold mining operations were unchanged compared with the first quarter of 2013 reflecting ongoing measures taken by the Company to control costs.

Depreciation, depletion and amortization expense increased 24% over the first quarter of 2013, mainly as a result of an increase in the depreciation of capitalized waste stripping costs as well as higher production from the Company’s Chinese mines which carry higher depreciation rates than the Company’s Turkish gold mining operations.

Excluding the $125.2 million adjustment referred to above, the effective tax rate was 36% for the first quarter of 2013 as compared with 51% for this quarter. The increase in the effective tax rate this year over last year was due to the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets as well as an increase in accrued withholding taxes on dividends paid by subsidiaries.

2

Operations Update

Summarized operating highlights – quarter ended March 31,	2014	2013
Gross profit – gold mining operations (millions)	$95.4	$163.8
Ounces produced – including Olympias production from tailings retreatment	196,523	163,768
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
Kisladag
Gross profit – gold mining operations	$47.7	$85.0
Ounces produced	67,075	70,221
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash cost (US$ per ounce sold)	$473	$359
Efemcukuru
Gross profit – gold mining operations	$14.7	$38.7
Ounces produced	26,969	19,856
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash cost (US$ per ounce sold)	$547	$619
Tanjianshan
Gross profit – gold mining operations	$13.5	$19.1
Ounces produced	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash cost (US$ per ounce sold)	$592	$636
Jinfeng
Gross profit – gold mining operations	$12.3	$8.7
Ounces produced	41,295	21,742
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash cost (US$ per ounce sold)	$709	$930
White Mountain
Gross profit – gold mining operations	$7.2	$12.3
Ounces produced	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash cost (US$ per ounce sold)	$646	$679
Olympias
Ounces produced from tailings retreatment	6,332	4,827

3

Kisladag

Operating Data – quarter ended March 31,	2014	2013
Tonnes placed on pad	3,856,882	2,915,508
Average treated head grade - grams per tonne (g/t)	0.73	1.29
Gold (ounces)
- Produced	67,075	70,221
- Sold	66,852	70,250
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash costs (US$ per ounce sold)	$473	$359
Financial Data (millions)
Gold revenues	$86.4	$114.5
Depreciation and depletion	$6.3	$3.2
Gross profit – gold mining operations	$47.7	$85.0
Capital expenditure on mining interests	$7.9	$35.4

Gold production at Kisladag was 4% lower year over year due to lower average treated head grade partially offset by higher ore tonnes. As expected, cash operating costs were higher year over year as a result of lower average treated head grade, and higher fuel and reagent costs incurred due to the higher tonnage throughput. Capital expenditures for the quarter included costs for capitalized waste stripping and construction of additional leach pad cells.

Efemcukuru

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	106,501	86,879
Average Treated Head Grade - g/t	8.56	8.47
Average Recovery Rate (to Concentrate)	93.0%	93.6%
Gold (ounces)
- Produced	26,969	19,856
- Sold	27,647	50,291
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash costs (US$ per ounce sold)	$547	$619
Financial Data (millions)
Gold revenues	$36.6	$81.2
Depreciation and depletion	$6.4	$9.8
Gross profit – gold mining operations	$14.7	$38.7
Capital expenditure on mining interests	$5.4	$9.8

Gold production at Efemcukuru was 36% higher year over year due to higher average treated head grade and ore tonnes. Cash operating costs were 10% lower year over year due to lower mining and processing costs related to the weakening Turkish lira. Capital spending during the quarter included underground development and mobile mining equipment.

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Tanjianshan

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	263,609	247,061
Average Treated Head Grade – g/t	3.44	3.74
Average Recovery Rate	81.1%	80.8%
Gold (ounces)
- Produced	28,379	26,207
- Sold	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash costs (US$ per ounce sold)	$592	$636
Financial Data (millions)
Gold revenues	$37.0	$42.6
Depreciation and depletion	$6.4	$6.5
Gross profit – gold mining operations	$13.5	$19.1
Capital expenditure on mining interests	$1.1	$1.8

Gold production at Tanjianshan was 8% higher year over year mainly as a result of higher ore tonnes, partially offset by lower average treated head grade. Circuit recoveries were slightly higher in the quarter. Cash operating costs per ounce were 5% lower year over year mainly as a result of lower processing costs due to a decrease in the consumption of reagents. Capital spending this quarter included capitalized waste stripping on the JLG pit cutback.

Jinfeng

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	364,987	351,901
Average Treated Head Grade – g/t	4.00	2.43
Average Recovery Rate	87.8%	82.4%
Gold (ounces)
- Produced	41,295	21,742
- Sold	41,277	21,683
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash costs (US$ per ounce sold)	$709	$930
Financial Data (millions)
Gold revenues	$53.4	$35.0
Depreciation and depletion	$11.8	$6.2
Gross profit – gold mining operations	$12.3	$8.7
Capital expenditure on mining interests	$5.5	$13.9

Gold production at Jinfeng was 90% higher year over year mainly as a result of higher average treated head grade. A total of 174,851 tonnes of ore was mined from the open pit this quarter (Q1 2013: 54,126 tonnes). A total of 173,454 tonnes of ore was mined from the underground during the quarter (Q1 2013: 138,989 tonnes). Cash costs were 24% lower year over year due to the increase in gold production from higher grade ore, as well as lower cost open pit mining. Capital expenditures for the quarter included underground development, mining equipment and tailings dam improvements.

5

White Mountain

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	200,682	198,934
Average Treated Head Grade – g/t	4.13	3.80
Average Recovery Rate	86.8%	85.6%
Gold (ounces)
- Produced	26,473	20,915
- Sold	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash costs (US$ per ounce sold)	$646	$679
Financial Data (millions)
Gold revenues	$34.3	$33.9
Depreciation and depletion	$9.9	$7.4
Gross profit – gold mining operations	$7.2	$12.3
Capital expenditure on mining interests	$3.1	$6.0

Gold production at White Mountain during the quarter was 27% higher year over year due to higher average treated head grade and higher recoveries. Cash operating costs per ounce were 4% lower year over year as a result of the increase in gold production from higher grade ore. Capital expenditures for the quarter included capitalized underground development, delineation drilling, and capitalized exploration costs.

Vila Nova

Operating Data – quarter ended March 31,	2014	2013
Tonnes Processed	203,481	212,911
Iron Ore Produced	175,078	183,426
Average Grade (% Fe)	62.91%	62.87%
Iron Ore Tonnes
- Sold	217,382	129,548
Average Realized Iron Ore Price	$86	$117
Total Cash Costs (per tonne sold)	$ 60	$ 66
Financial Data (millions)
Revenues	$18.6	$15.2
Depreciation and depletion	$2.1	$1.2
Gross profit – gold mining operations	$3.4	$5.4
Capital expenditure on mining interests	$0.9	$3.4

Iron ore production fell year over year as access to the pit and waste dump area were impacted by an increase in the amount of rainfall year over year. Vila Nova continued to use the Santana public port for iron ore shipments since the Anglo Ferrous port accident which occurred at the end of the first quarter of 2013.

6

Stratoni

Operating Data – quarter ended March 31,	2014	2013
Tonnes ore mined (wet)	57,242	54,125
Tonnes ore processed (dry)	55,449	48,521
Pb grade (%)	6.27%	6.21%
Zn grade (%)	11.27%	9.36%
Ag grade (g/t)	164	163
Tonnes of concentrate produced	15,936	12,278
Tonnes of concentrate sold	16,717	13,968
Average realized concentrate price (per tonne)	$740	$927
Total Cash Costs (per tonne of concentrate sold)	$622	$829
Financial Data (millions)
Revenues	$12.4	$13.0
Depreciation and depletion	$2.0	$1.9
Earnings (loss) from operations	($0.1)	($0.5)
Capital expenditure on mining interests	$0.5	$0.1

During the first quarter, Stratoni mined 57,242 tonnes of run-of-mine ore and produced 15,936 tonnes of lead and zinc concentrate at an average cash cost of $622 per tonne of concentrate sold. During the same period, Stratoni sold 16,717 tonnes of concentrate at an average price of $740 per tonne.

Development Projects Update

Kisladag Mine Optimization

The Company continued its evaluation of mine development options for Kisladag, including optimization of existing process operations and modification of the Phase IV expansion plans with the objective to evaluate incremental increases in mine throughput. Equipment purchased for the Phase IV expansion is being included in this review, as is the utilization of existing infrastructure.

Efemcukuru Expansion

Process design work was completed during the quarter to identify changes to the process plant required to increase mill throughput to approximately 500,000 tonnes per year from its current design of 400,000 tonnes per year. These changes would require upgrades to the flotation circuit, and the concentrate handling systems. A decision regarding the expansion will be made after a detailed cost benefit analysis is completed, including preparation of a new life of mine production plan.

Perama Hill

Front-end engineering work continued during the first quarter and is expected to be completed in the second quarter. Process design criteria and process flow diagrams were finalized during the quarter. Preliminary cost estimating, scheduling, and implementation planning were commenced. Capital spending totaled $1.8 million during the quarter.

Olympias

Underground refurbishment continued during the quarter in parallel with tailings retreatment. Approximately 276 metres of underground drifts were rehabilitated and 604 metres of new drifts were completed. Development rate in the main decline accessing the orebody from the Kokkinolakkas valley was reduced during the quarter due to inflows of ground water into the heading. Development is now proceeding under advanced grout cover. During the quarter, Olympias treated 144,522 tonnes of tailings and produced 6,332 payable gold ounces. An estimated 1,710,500 tonnes of tailings remain to be reclaimed from the tailings dam.

7

Capital costs of $25.2 million were incurred during the quarter for mine development, rehabilitation, and tailings retreatment. A total of $8.8 million in proceeds were received from the sale of gold recovered from the retreatment process and credited to capital.

Skouries

Site clearing and earthwork in the main process area was advanced during the quarter. Clearing in the open pit area commenced and was substantially completed. Construction access roads to the first tailings dam and to one of the topsoil stockpile areas were substantially completed. The pouring of concrete for the mill foundations also began during the quarter. The rate of advance in the underground decline was adversely affected by inflows of water, which were effectively sealed through grouting, after which normal development resumed. Capital spending totaled $16.3 million during the quarter.

Certej

Work on Certej during the quarter focused on finalizing the prefeasibility study (PFS) to support the resource/reserve statement, and subsequent preparation of the NI 43-101 Technical Report. The study, based on a production rate of three million tonnes per year, assumed conventional open pit mining supported by flotation, pressure oxidation and cyanide leach treatment of the ore. The Company will pursue a number of trade-off studies identified during the PFS prior to proceeding to a feasibility study in late 2014.

A total of $3.4 million was spent on Certej including site work, metallurgical testwork, capitalized exploration, and engineering for the prefeasibility study.

Eastern Dragon

Permitting at Eastern Dragon is focusing on the completion of the revised EIA (suitable for federal approval), which we expect to submit in the second quarter. Following approval of the revised EIA, we will formally submit the Project Permit Approval (PPA) application and anticipate approval by year end. This permit will allow us to finish construction and commence production in 2015.

Tocantinzinho

Work continued during the quarter on optimization of the Tocantinzinho feasibility study. Finalization of the study is planned for the second quarter.

Exploration Update

During the quarter, 5,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2014 drilling programs at most exploration sites are not scheduled to commence until the second or third quarter of the year.

Greece

In the Perama district, exploration activities for the quarter focused on extending geological mapping coverage in the Perama South area and conducting reconnaissance field visits to nearby prospects. The acquisition of the Sappes project was completed during the quarter, and historical exploration data is being compiled and evaluated.

8

In the Chalkidiki District, underground exploration drilling commenced at the Mavres Petres mine, targeting the western extension of the orebody. Mapping and soil sampling programs were initiated over the Piavitsa project area to better define exploration potential in the area to the west of the previous drilling.

Romania

At Certej, exploration activities during the quarter focused on refining alteration models for the deposit and defining targets peripheral to the deposit for the upcoming drilling programs. The Phase I drilling programs were completed at the nearby Brad and Deva exploration licenses, testing porphyry and epithermal targets adjacent to historical mines.

Turkey

No exploration drilling was completed in Turkey during the quarter. At the Efemcukuru minesite, soil sampling was conducted to extend historical coverage into the relatively underexplored southern portion of the license area. Detailed relogging of exploration drillholes from the Kokarpinar vein was completed, with the objective of defining structural controls on previous high-grade drill intercepts.

China

No exploration drilling was completed in China during the first quarter. At White Mountain, exploration activities focused on detailed characterization of mineralized breccias in the deposit, to assist in target definition for the upcoming drilling program. At Tanjianshan, preparations were completed for exploration drilling at the Xijingou and Qinlongtan north deposit areas, to be initiated in the second quarter.

Brazil

Approximately 1,350 meters of drilling were completed in the Phase I program at the Goldfish project in Tocantins State, targeting high-grade orogenic veins that are exposed in shallow surface workings. Several drillholes intersected mineralized veins, though results have only been received for the first drillhole, including an intercept of 4.35m @ 12.74 g/t Au. Exploration elsewhere in Brazil included soil and stream sediment sampling at early stage projects in Goias State.

Corporate Transactions

During the quarter the Company completed its acquisition of Glory Resources Limited (Glory). Glory was advancing the high grade gold Sappes project in Thrace, Greece, located 15 kilometres from the Company’s Perama Hill project, with a current JORC compliant total proven and probable reserves of 637,000 of gold at an average grade of 15.1 g/t gold. The Company plans to continue exploration work on the property throughout the year.

Also during the quarter the Company entered into a strategic agreement with CDH Investments, a leading Chinese private equity company, whereby CDH have acquired a 20% stake in the Company’s Eastern Dragon project for a cash consideration of $40 million. Eastern Dragon has been on care and maintenance pending the receipt of outstanding permit approvals and it is anticipated that the participation of CDH will assist in advancing the project through to production.

9

Corporate Announcements

Wayne Lenton, an independent director of the Company since 1995, will be retiring from the Board of Directors and will not be re-standing for election at the Annual General Meeting on May 1, 2014.  The Board and Company would like to thank Wayne for his years of service, dedication and commitment to the Company.

Eldorado welcomes Krista Muhr as Vice President, Investor Relations, effective June 1, 2014.  Krista will be responsible for leading the Company’s investor relations and corporate communications strategies.  Krista has extensive senior level experience in the precious metals industry, most recently with Andean Resources Ltd. and Meridian Gold Corporation.

Nancy Woo, who has been invaluable to the Company since 2002 in her role as Vice President, Investor Relations, will be retiring effective June 1, 2014. The Company would like to thank Nancy for her enthusiasm and dedication over the past decade and wishes her well in future endeavors.

Conference Call

Eldorado will host a conference call on Friday, May 2 2014 to discuss the First Quarter 2014 Financial and Operating Results at 8:30am PDT (11:30am EDT). You may participate in the conference call by dialling 416-340-2219 in Toronto or 1-866-225-0198 toll free in North America and asking for the Eldorado Conference Call.

The call will be available on Eldorado’s website: www.eldoradogold.com. A replay of the call will be available until May 9, 2014 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Passcode: 6120025.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where they operate. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2014 First Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

10

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Proven and Probable Reserves

Note to U.S. Investors. While the terms "proven and probable reserves", are defined in the 2004 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia ("JORC"), they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this press release concerning descriptions of proven and probable reserves using the JORC standards may not be comparable to similar information made public by U.S. companies in SEC filings.

According to Glory, the information on Glory reserves are based on the JORC Code. Estimates of proven and probable reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Definitional Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council.

Contact

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6650 or 1.888.353.8166

nancyw@eldoradogold.com

www.eldoradogold.com

11

ELDORADO GOLD
Q1 2014 Gold Production Highlights (in US$)

	First Quarter 2014	First Quarter 2013	Second Quarter 2013	Third Quarter 2013	Fourth Quarter 2013
Gold Production
Ounces Sold	190,628	189,346	176,260	199,117	160,372
Ounces Produced[1]	196,523	163,768	183,971	204,620	168,842
Cash Operating Cost ($/oz)[2,4]	519	505	478	472	526
Total Cash Cost ($/oz)[3,4]	577	567	536	528	577
Realized Price ($/oz - sold)	1,299	1,622	1,382	1,338	1,264
Kişladağ Mine, Turkey
Ounces Sold	66,852	70,250	76,680	85,029	74,217
Ounces Produced	67,075	70,221	76,735	84,762	74,464
Tonnes to Pad	3,856,882	2,915,508	3,301,333	3,336,465	3,743,315
Grade (grams / tonne)	0.73	1.29	1.26	1.28	0.71
Cash Operating Cost ($/oz)[4]	456	334	327	324	370
Total Cash Cost ($/oz)[3,4]	473	359	348	343	384
Efemcukuru Mine, Turkey
Ounces Sold	27,647	50,291	25,187	26,410	19,231
Ounces Produced	26,969	19,856	26,289	23,438	21,235
Tonnes Milled	106,501	86,879	109,349	105,641	111,644
Grade (grams / tonne)	8.56	8.47	9.28	8.50	9.13
Cash Operating Cost ($/oz)[4]	526	582	519	551	696
Total Cash Cost ($/oz)[3,4]	547	619	537	568	700
Tanjianshan Mine, China
Ounces Sold	28,379	26,207	27,938	28,179	19,127
Ounces Produced	28,379	26,207	27,938	28,179	19,127
Tonnes Milled	263,609	247,061	273,065	285,406	258,526
Grade (grams / tonne)	3.44	3.74	3.50	3.40	3.25
Cash Operating Cost ($/oz)[4]	422	442	398	377	458
Total Cash Cost ($/oz)[3,4]	592	636	577	557	655
Jinfeng Mine, China
Ounces Sold	41,277	21,683	28,993	40,212	32,401
Ounces Produced	41,295	21,742	28,889	40,212	32,403
Tonnes Milled	364,987	351,901	336,707	363,798	360,142
Grade (grams / tonne)	4.00	2.43	3.33	3.66	3.51
Cash Operating Cost ($/oz) [4]	626	832	757	684	719
Total Cash Cost ($/oz) [3,4]	709	930	845	767	801
White Mountain Mine, China
Ounces Sold	26,473	20,915	17,462	19,287	15,396
Ounces Produced	26,473	20,915	17,462	19,287	15,396
Tonnes Milled	200,682	198,934	203,033	209,581	198,841
Grade (grams / tonne)	4.13	3.80	3.25	3.28	3.23
Cash Operating Cost ($/oz)[4,5]	607	634	742	713	748
Total Cash Cost ($/oz)[3,4,5]	646	679	781	751	786
Olympias, Greece
Ounces Sold	-	-	-	-	-
Ounces Produced[1]	6,332	4,827	6,658	8,742	6,217
Tonnes Milled	144,522	89,112	116,972	185,012	161,461
Grade (grams / tonne)	3.08	3.97	3.80	3.19	2.78
Cash Operating Cost ($/oz)[4]	-	-	-	-	-
Total Cash Cost ($/oz)[3,4]	-	-	-	-	-
[1]	Ounces produced include production from tailings retreatment in Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2014	December 31, 2013

		$	$
ASSETS
Current assets
Cash and cash equivalents		614,182	589,180
Term deposits		5,026	34,702
Restricted cash		262	262
Marketable securities		3,309	4,387
Accounts receivable and other		90,248	89,231
Inventories		229,523	244,042
		942,550	961,804
Investment in associate		801	10,949
Deferred income tax assets		1,310	997
Restricted assets and other		43,605	37,330
Defined benefit pension plan		12,569	13,484
Property, plant and equipment		5,754,756	5,684,382
Goodwill		526,296	526,296
		7,281,887	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		185,454	211,406
Current debt	5	16,255	16,402
		201,709	227,808
Debt	5	585,555	585,006
Other non-current liability	4	46,970	-
Asset retirement obligations		85,841	85,259
Deferred income tax liabilities		851,812	842,305
		1,771,887	1,740,378
Equity
Share capital	6	5,314,813	5,314,589
Treasury stock		(17,357)	(10,953)
Contributed surplus		35,424	78,557
Accumulated other comprehensive loss		(16,786)	(17,056)
Deficit		(118,597)	(143,401)
Total equity attributable to shareholders of the Company		5,197,497	5,221,736
Attributable to non-controlling interests		312,503	273,128
		5,510,000	5,494,864
		7,281,887	7,235,242

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore          Director

(Signed) Paul N. Wright               Director

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2014	2013
	$	$
Revenue
Metal sales	279,870	338,068

Cost of sales
Production costs	134,785	130,368
Depreciation and amortization	45,572	37,114
	180,357	167,482
Gross profit	99,513	170,586

Exploration expenses	3,895	7,624
General and administrative expenses	15,844	16,486
Defined benefit pension plan expense	403	629
Share based payments	6,994	8,877
Foreign exchange gain	(1,361)	(102)
Operating profit	73,738	137,072

Loss on disposal of assets	6	36
Loss (gain) on marketable securities and other investments	772	(21)
Loss on investments in associates	102	909
Other expense (income)	784	(1,976)
Asset retirement obligation accretion	582	339
Interest and financing costs	8,405	10,501

Profit before income tax	63,087	127,284
Income tax expense	32,444	171,252
Profit (loss) for the period	30,643	(43,968)

Attributable to:
Shareholders of the Company	31,268	(45,463)
Non-controlling interests	(625)	1,495
Profit (loss) for the period	30,643	(43,968)

Weighted average number of shares outstanding
Basic	716,217	714,504
Diluted	716,217	715,364

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share	0.04	(0.06)
Diluted earnings (loss) per share	0.04	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2014	2013
	$	$

Profit (loss) for the period	30,643	(43,968)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(489)	(482)
Realized gain (loss) on disposal of available-for-sale financial assets	759	(17)
Total other comprehensive income (loss) for the period	270	(499)
Total comprehensive income (loss) for the period	30,913	(44,467)

Attributable to:
Shareholders of the Company	31,538	(45,962)
Non-controlling interests	(625)	1,495
	30,913	(44,467)

The accompanying notes are an integral part of these consolidated financial statements.

15

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2014	2013
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		30,643	(43,968)
Items not affecting cash:
Asset retirement obligation accretion		582	339
Depreciation and amortization		45,572	37,114
Unrealized foreign exchange loss		384	121
Deferred income tax expense		9,196	135,888
Loss on disposal of assets		6	36
Loss on investments in associates		102	909
Loss (gain) on marketable securities and other investments		772	(21)
Share based payments		6,994	8,877
Defined benefit pension plan expense		403	629
		94,654	139,924

Changes in non-cash working capital	9	(25,217)	27,168
		69,437	167,092
Investing activities
Net cash used on acquisition of subsidiary	4	(30,318)	-
Purchase of property, plant and equipment		(80,430)	(101,214)
Proceeds from the sale of property, plant and equipment		84	56
Proceeds on production from tailings retreatment		8,792	4,328
Proceeds from the sale of marketable securities		622	332
Funding of non-registered supplemental retirement plan investments, net		-	-
Investments in associates		-	(6,357)
Redemption of (investment in) term deposits		29,676	(158,927)
Decrease in restricted cash		26	(10)
		(71,548)	(261,792)
Financing activities
Issuance of common shares for cash		-	1,422
Investment by non-controlling interest	4	40,000	-
Dividend paid to shareholders		(6,464)	(50,241)
Purchase of treasury stock		(6,404)	(6,294)
Long-term and bank debt proceeds		16,363	12,412
Long-term and bank debt repayments		(16,382)	(10,354)
Loan financing costs		-	(473)
		27,113	(53,528)
Net increase (decrease) in cash and cash equivalents		25,002	(148,228)
Cash and cash equivalents - beginning of period		589,180	816,843

Cash and cash equivalents - end of period		614,182	668,615

The accompanying notes are an integral part of these consolidated financial statements.

16

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2014	2013
		$	$
Share capital
Balance beginning of period		5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		-	1,422
Transfer of contributed surplus on exercise of options		-	716
Transfer of contributed surplus on exercise of deferred phantom units		224	-
Balance end of period		5,314,813	5,303,095

Treasury stock
Balance beginning of period		(10,953)	(7,445)
Purchase of treasury stock		(6,404)	(6,294)
Shares redeemed upon exercise of restricted share units		-	1,432
Balance end of period		(17,357)	(12,307)

Contributed surplus
Balance beginning of period		78,557	65,382
Share based payments		6,715	8,593
Shares redeemed upon exercise of restricted share units		-	(1,432)
Recognition of other non-current liability and related costs	4	(49,624)	-
Transfer to share capital on exercise of options and deferred phantom units		(224)	(716)
Balance end of period		35,424	71,827

Accumulated other comprehensive loss
Balance beginning of period		(17,056)	(24,535)
Other comprehensive loss for the period		270	(499)
Balance end of period		(16,786)	(25,034)

Retained earnings (deficit)
Balance beginning of period		(143,401)	594,876
Dividends paid		(6,464)	(50,241)
Profit (loss) attributable to shareholders of the Company		31,268	(45,463)
Balance end of period		(118,597)	499,172
Total equity attributable to shareholders of the Company		5,197,497	5,836,753

Non-controlling interests
Balance beginning of period		273,128	284,100
Profit (loss) attributable to non-controlling interests		(625)	1,495
Increase during the period	4	40,000	-
Balance end of period		312,503	285,595

Total equity		5,510,000	6,122,348

The accompanying notes are an integral part of these consolidated financial statements.

17

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd ("Glory") in March 2014. Glory has the Sapes development project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting'. They do not include all of the information and footnotes required by the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

·	IFRIC 21 'Levies' - This interpretation of IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

·	IFRS 9 'Financial Instruments: Classification and Measurement’ - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.
(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes exploration and development project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement ("Agreements") with a third party ("Third Party").

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited ("Tenya"), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party's shares in Tenya at a fixed price ("Put Option") for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs have been recorded against equity. Future changes in the present value of the redemption amount of the Put Option will be charge against equity.

5.	Debt
	March 31, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank ("CMB") working capital loan (a)	16,255	16,402

Non-current:
Senior notes (b)	585,555	585,006
Total debt	601,810	601,408

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,255) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

During the quarter ended March 31, 2014, Jinfeng repaid RMB 100.0 million ($16,255) on this facility and subsequently drew down the same amount.

As at March 31, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $14,445 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2014 was $597.8 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd ("QDML"), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,951) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,033) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2014 was 4.59%.

As at March 31, 2014, RMB 638.4 million ($103,769) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2014 there were no non-voting common shares outstanding (December 31, 2013 - none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Common shares issued for deferred phantom units	31,920	224

At March 31, 2014	716,248,610	5,314,813

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.84	6,083,597
Exercised	-	-
Forfeited	13.17	(447,078)
At March 31,	11.73	22,389,940

At March 31, 2014, 16,076,218 share options (March 31, 2013 - 13,680,890) with a weighted average exercise price of Cdn$12.89 (March 31, 2013 - Cdn$13.10) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2014 was $4,981.

(b) Restricted share unit plan

A total of 876,412 restricted share units ("RSUs") at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended March 31, 2014 under the Company's RSU plan and 292,137 RSUs were exercisable as at March 31, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	876,412
Redeemed	-
Forfeited	-
Balance at March 31, 2014	1,651,257

As at March 31, 2014, 1,651,257 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 525,136 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2014 was $1,734.

(c) Deferred share units plan

At March 31, 2014, 278,694 deferred share units ("DSUs") were outstanding with a value of $1,550, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $279 for the period ended March 31, 2014.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

·	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
·	Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
·	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value as at March 31, 2014 include:

	Balance at March 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Assets

Available-for-sale financial assets
Marketable securities	3,309	3,309	-	-

Non-current assets
Investments in associates - Nordic Mines	801	801	-	-
Total assets	4,110	4,110	-	-

No liabilities are measured at fair value on a recurring basis as at March 31, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
March 31, 2014 $		March 31, 2013 $

Changes in non-cash working capital
Accounts receivable and other	(6,606)	14,895
Inventories	9,340	10,787
Accounts payable and accrued liabilities	(27,951)	1,486
Total	(25,217)	27,168

Supplementary cash flow information
Income taxes paid	11,352	27,318
Interest paid	204	433

Non-cash investing and financing activities
Other non-current liability (note 4b)	46,970	-

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

·	The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil.
·	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
·	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.
·	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries, Perama Hill and Sapes development projects and exploration activities in Greece.
·	The Romania reporting segment includes the Certej development project.
·	Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended March 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	124,026	124,829	18,645	12,370	-	-	279,870
Production costs	47,817	63,485	13,085	10,398	-	-	134,785
Depreciation	12,838	28,221	2,143	2,130	-	240	45,572
Gross profit (loss)	63,371	33,123	3,417	(158)	-	(240)	99,513

Other material items of income and expense
Exploration costs	548	465	644	391	1,053	794	3,895
Income tax expense (recovery)	20,040	10,036	(399)	2,145	-	622	32,444

Additions to property, plant and
equipment during the period	17,879	7,483	1,362	50,092	3,356	218	80,390

Information about assets and liabilities
Property, plant and equipment (*)	858,593	1,446,810	201,480	2,625,368	620,261	2,244	5,754,756
Goodwill	-	52,514	-	473,782	-	-	526,296
	858,593	1,499,324	201,480	3,099,150	620,261	2,244	6,281,052

Debt	-	16,255	-	-	-	585,555	601,810

For the three months ended March 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	198,142	111,815	15,160	12,951	-	-	338,068
Production costs	58,900	51,387	8,501	11,580	-	-	130,368
Depreciation	13,113	20,149	1,236	2,130	-	486	37,114
Gross profit (loss)	126,129	40,279	5,423	(759)	-	(486)	170,586

Other material items of income and expense
Exploration costs	2,174	1,372	1,273	888	386	1,531	7,624
Income tax expense	32,452	9,828	845	128,071	-	56	171,252

Additions to property, plant and
equipment during the year	44,676	23,054	5,589	20,950	4,505	841	99,615

For the year ended December 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

* Net of revenues from sale of production from tailings retreatment

10. Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At March 31, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine                                               Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine                                         China National Gold Group

White Mountain Mine                        Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(8)

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 1, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2014 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

·	Kisladag, in Turkey (100%)
·	Efemcukuru, in Turkey (100%)
·	Tanjianshan, in China (90%)
·	Jinfeng, in China (82%)
·	White Mountain, in China (95%)

Gold projects:

·	Skouries, in Greece (95%)
·	Olympias, in Greece (95%)
·	Perama Hill, in Greece (100%)
·	Sappes, in Greece (100%)
·	Certej, in Romania (81%)
·	Eastern Dragon, in China (75%)
·	Tocantinzinho, in Brazil (100%)

Other mines:

·	Vila Nova – iron ore, in Brazil (100%)
·	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado's common shares are listed on the following exchanges:

·	Toronto Stock Exchange (TSX) under the symbol ELD
·	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

First quarter summary results and corporate developments

Selected consolidated financial information

·	Net profit attributable to shareholders of the Company was $31.3 million ($0.04 per share), compared to a loss attributable to shareholders of the Company of $45.5 million ($0.06 per share) in the first quarter of 2013.

·	Gold revenues were $247.6 million (2013 - $307.2 million) on sales of 190,628 ounces of gold at an average realized gold price of $1,299 per ounce (2013 – 189,346 ounces at $1,622 per ounce).

·	Paid dividends were $6.5 million, compared to $50.2 million in 2013.

·	Liquidity of $994.2 million, including $619.2 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.

Selected performance measures (1)

·	Gold production of 196,523 ounces, including Olympias production from tailings retreatment (2013 – 163,768 ounces), a 20% increase year over year.

·	Total cash costs averaged $577 per ounce (2013 – $567 per ounce).

·	Gross profit from gold mining operations of $95.4 million fell 42% as compared to that of 2013 due to lower average realized gold prices.

·	Adjusted net earnings of $37.3 million ($0.05 per share) were down 55% compared to adjusted net earnings of $83.3 million ($0.12 per share) in 2013.

·	Cash generated from operating activities before changes in non-cash working capital was $94.7 million (2013 – $139.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Eastern Dragon Agreements

In March 2014, Eldorado, through one of its subsidiaries, entered into subscription and shareholders agreements (“Agreements”) with a Third Party (“Third Party”).

As a result of the Agreements, Third Party owns 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), and indirectly owns a 20% interest in Eastern Dragon.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party's shares in Tenya if certain criteria are met (“Put Option”). The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of Eastern Dragon.

This transaction has been accounted for as an equity transaction with the recognition of a non-controlling interest in the amount of $40.0 million, representing the consideration received; a liability in the amount of $47.0 million, representing the fair value of the Put Option; and, $2.7 million of transaction costs recorded against equity.

2

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Glory acquisition

In March 2014, Eldorado completed its acquisition of Glory Resources Limited (“Glory”) for $40.4 million. As part of the acquisition, Eldorado agreed to pay AUD 6.5 million in deferred obligations of Glory to a third party related to Glory's acquisition of the Sappes property in Greece. Sappes is an advance stage high grade gold project located approximately 15 km from the Company's Perama Hill project in Thrace, Greece.

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2014	2013
Revenues	$279.9	$338.1
Gold revenues	$247.6	$307.2
Gold sold (ounces)	190,628	189,346
Average realized gold price (US$ per ounce)	$1,299	$1,622
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
All-in sustaining cash cost (US$ per ounce sold)	$786	n/a
Gross profit from gold mining operations	$95.4	$163.8
Adjusted net earnings	$37.3	$83.3
Net profit (loss) attributable to shareholders of the Company	$31.3	($45.5)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.04	($0.06)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.04	($0.06)
Dividends paid (Cdn$/share)	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital	$94.7	$139.9

Net profit attributable to shareholders of the Company was $31.3 million (or $0.04 per share) for the quarter compared with a loss of $45.5 million (or $0.06 per share) in the first quarter of 2013. Adjusted net earnings for the quarter were $37.3 million this quarter compared to $83.3 million in the first quarter of 2013. Last year's difference between loss attributable to shareholders and adjusted net earnings reflected primarily the non-cash charge of $125.2 million to deferred income tax expense related to the change in Greek tax rates.

Realized gold prices fell 20% year over year impacting revenues and gross mine profit. Unit production costs from gold mining operations were unchanged compared with the first quarter of 2013 reflecting ongoing measures taken by the Company to control costs.

Depreciation, depletion and amortization expense increased 24% over the first quarter of 2013, mainly as a result of an increase in the depreciation of capitalized waste stripping costs as well as higher production from the Company's Chinese mines which carry higher depreciation rates than the Company's Turkish gold mining operations.

Excluding the $125.2 million adjustment referred to above the effective tax rate was 36% for the first quarter of 2013 as compared with 51% for this quarter. The increase in the effective tax rate this year over last year was due to the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets as well as an increase in accrued withholding taxes on dividends paid by subsidiaries.

3

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Operations update

Summarized operating highlights – quarter ended March 31,	2014	2013
Gross profit – gold mining operations (millions)	$95.4	$163.8
Ounces produced – including Olympias production from tailings retreatment	196,523	163,768
Cash operating costs (US$ per ounce sold)	$519	$505
Total cash cost (US$ per ounce sold)	$577	$567
Kisladag
Gross profit – gold mining operations	$47.7	$85.0
Ounces produced	67,075	70,221
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash cost (US$ per ounce sold)	$473	$359
Efemcukuru
Gross profit – gold mining operations	$14.7	$38.7
Ounces produced	26,969	19,856
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash cost (US$ per ounce sold)	$547	$619
Tanjianshan
Gross profit – gold mining operations	$13.5	$19.1
Ounces produced	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash cost (US$ per ounce sold)	$592	$636
Jinfeng
Gross profit – gold mining operations	$12.3	$8.7
Ounces produced	41,295	21,742
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash cost (US$ per ounce sold)	$709	$930
White Mountain
Gross profit – gold mining operations	$7.2	$12.3
Ounces produced	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash cost (US$ per ounce sold)	$646	$679
Olympias
Ounces produced from tailings retreatment	6,332	4,827

4

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Kisladag

Operating Data – quarter ended March 31,	2014	2013
Tonnes placed on pad	3,856,882	2,915,508
Average treated head grade - grams per tonne (g/t)	0.73	1.29
Gold (ounces)
- Produced	67,075	70,221
- Sold	66,852	70,250
Cash operating costs (US$ per ounce sold)	$456	$334
Total cash costs (US$ per ounce sold)	$473	$359
Financial Data (millions)
Gold revenues	$86.4	$114.5
Depreciation and depletion	$6.3	$3.2
Gross profit – gold mining operations	$47.7	$85.0
Capital expenditure on mining interests	$7.9	$35.4

Gold production at Kisladag was 4% lower year over year due to lower average treated head grade partially offset by higher ore tonnes. As expected cash operating costs were higher year over year as a result of lower average treated head grade, and higher fuel and reagent costs incurred due to the higher tonnage throughput. Capital expenditures for the quarter included costs for capitalised waste stripping and construction of additional leach pad cells.

Efemcukuru

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	106,501	86,879
Average Treated Head Grade - g/t	8.56	8.47
Average Recovery Rate (to Concentrate)	93.0%	93.6%
Gold (ounces)
- Produced	26,969	19,856
- Sold	27,647	50,291
Cash operating costs (US$ per ounce sold)	$526	$582
Total cash costs (US$ per ounce sold)	$547	$619
Financial Data (millions)
Gold revenues	$36.6	$81.2
Depreciation and depletion	$6.4	$9.8
Gross profit – gold mining operations	$14.7	$38.7
Capital expenditure on mining interests	$5.4	$9.8

Gold production at Efemcukuru was 36% higher year over year due to higher average treated head grade and ore tonnes. Cash operating costs were 10% lower year over year due to lower mining and processing costs related to the weakening Turkish lira. Capital spending during the quarter included underground development and mine mobile equipment.

5

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Tanjianshan

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	263,609	247,061
Average Treated Head Grade – g/t	3.44	3.74
Average Recovery Rate	81.1%	80.8%
Gold (ounces)
- Produced	28,379	26,207
- Sold	28,379	26,207
Cash operating costs (US$ per ounce sold)	$422	$442
Total cash costs (US$ per ounce sold)	$592	$636
Financial Data (millions)
Gold revenues	$37.0	$42.6
Depreciation and depletion	$6.4	$6.5
Gross profit – gold mining operations	$13.5	$19.1
Capital expenditure on mining interests	$1.1	$1.8

Gold production at Tanjianshan was 8% higher year over year mainly as a result of higher ore tonnes partially offset by lower average treated head grade. Circuit recoveries were slightly higher in the quarter. Cash operating costs per ounce were 5% lower year over year mainly as a result of lower processing costs due a decrease in the consumption of reagents. Capital spending this quarter included capitalized waste stripping on the JLG pit cutback.

Jinfeng

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	364,987	351,901
Average Treated Head Grade – g/t	4.00	2.43
Average Recovery Rate	87.8%	82.4%
Gold (ounces)
- Produced	41,295	21,742
- Sold	41,277	21,683
Cash operating costs (US$ per ounce sold)	$626	$832
Total cash costs (US$ per ounce sold)	$709	$930
Financial Data (millions)
Gold revenues	$53.4	$35.0
Depreciation and depletion	$11.8	$6.2
Gross profit – gold mining operations	$12.3	$8.7
Capital expenditure on mining interests	$5.5	$13.9

Gold production at Jinfeng was 90% higher year over year mainly as a result of higher average treated head grade. A total of 174,851 tonnes of ore was mined from the open pit this quarter (first quarter 2013 – 54,126 tonnes). A total of 173,454 tonnes of ore was mined from the underground during the quarter (first quarter 2013 – 138,989 tonnes). Cash costs were 24% lower year over year due to the increase in gold production from higher grade ore as well as lower cost open pit mining. Capital expenditures for the quarter included underground development, mining equipment and tailings dam improvements.

6

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

White Mountain

Operating Data – quarter ended March 31,	2014	2013
Tonnes Milled	200,682	198,934
Average Treated Head Grade – g/t	4.13	3.80
Average Recovery Rate	86.8%	85.6%
Gold (ounces)
- Produced	26,473	20,915
- Sold	26,473	20,915
Cash operating costs (US$ per ounce sold)	$607	$634
Total cash costs (US$ per ounce sold)	$646	$679
Financial Data (millions)
Gold revenues	$34.3	$33.9
Depreciation and depletion	$9.9	$7.4
Gross profit – gold mining operations	$7.2	$12.3
Capital expenditure on mining interests	$3.1	$6.0

Gold production at White Mountain during the quarter was 27% higher year over year due to higher average treated head grade and higher recoveries. Cash operating costs per ounce were 4% lower year over year as a result of the increase in gold production from higher grade ore. Capital expenditures for the quarter included capitalized underground development, delineation drilling, and capitalized exploration costs.

Vila Nova

Operating Data – quarter ended March 31,	2014	2013
Tonnes Processed	203,481	212,911
Iron Ore Produced	175,078	183,426
Average Grade (% Fe)	62.91%	62.87%
Iron Ore Tonnes
- Sold	217,382	129,548
Average Realized Iron Ore Price	$86	$117
Total Cash Costs (per tonne sold)	$ 60	$ 66
Financial Data (millions)
Revenues	$18.6	$15.2
Depreciation and depletion	$2.1	$1.2
Gross profit – gold mining operations	$3.4	$5.4
Capital expenditure on mining interests	$0.9	$3.4

Iron ore production fell year over year as access to the pit and waste dump area were impacted by an increase in the amount of rainfall year over year. Vila Nova continued to use the Santana public port for iron ore shipments since the Anglo Ferrous port accident which occurred at the end of the first quarter of 2013.

7

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Stratoni

Operating Data – quarter ended March 31,	2014	2013
Tonnes ore mined (wet)	57,242	54,125
Tonnes ore processed (dry)	55,449	48,521
Pb grade (%)	6.27%	6.21%
Zn grade (%)	11.27%	9.36%
Ag grade (g/t)	164	163
Tonnes of concentrate produced	15,936	12,278
Tonnes of concentrate sold	16,717	13,968
Average realized concentrate price (per tonne)	$740	$927
Total Cash Costs (per tonne of concentrate sold)	$622	$829
Financial Data (millions)
Revenues	$12.4	$13.0
Depreciation and depletion	$2.0	$1.9
Earnings/(loss) from operations	($0.1)	($0.5)
Capital expenditure on mining interests	$0.5	$0.1

During the first quarter, Stratoni mined 57,242 tonnes of run-of-mine ore and produced 15,936 tonnes of lead and zinc concentrate at an average cash cost of $622 per tonne of concentrate sold. During the same period, Stratoni sold 16,717 tonnes of concentrate at an average price of $740 per tonne.

Gold projects update

Kisladag Mine Optimization

The company continued its evaluation of mine development options for Kisladag including optimization of existing process operations and modification of the Phase IV expansion plans. The objective is to evaluate incremental increases in mine throughput. Equipment purchased for the Phase IV expansion is being included in this review as is the utilization of existing infrastructure.

Efemcukuru Expansion

Process design work was completed during the quarter to identify changes to the process plant required to increase mill throughput to approximately 500,000 tonnes per year from its current design of 400,000 tonnes per year. These changes would mainly affect the flotation circuit, and the concentrate handling systems. A decision regarding the expansion will be made after a detailed cost benefit analysis is completed, including preparation of a new life of mine production plan and identification of additional mining equipment required to achieve the increase in mine throughput.

Perama Hill

Front-end engineering work continued during the first quarter and is expected to be completed in the second quarter. Process design criteria and process flow diagrams were finalized during the quarter. Preliminary cost estimating, scheduling, and implementation planning was commenced. Capital spending totaled $1.8 million during the quarter.

Olympias

Underground refurbishment continued during the quarter in parallel with tailings retreatment.

Approximately 276 meters of underground drifts were rehabilitated and 604 meters of new drifts were completed. The development rate in the main decline accessing the orebody from the Kokkinolakkas valley was reduced during the quarter due to inflows of ground water into the heading. Development is now proceeding under advanced grout cover. During the quarter, Olympias treated 144,522 tonnes of tailings and produced 6,332 payable gold ounces. An estimated 1,710,500 tonnes of tailings remain to be reclaimed from the tailings dam.

8

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Capital costs of $25.2 million were incurred during the quarter for mine development, rehabilitation, and tailings retreatment. A total of $8.8 million in proceeds were received from the sale of gold recovered from the retreatment process and credited to capital.

Skouries

Site clearing and earthwork in the main process area was advanced during the quarter. Clearing in the open pit area commenced and was substantially completed. Construction access roads to the first tailings dam and to one of the topsoil stockpile areas were substantially completed. The pouring of concrete for the mill foundations also began during the quarter. The rate of advance in the underground decline was adversely affected by inflows of water, which were effectively sealed through grouting, after which normal development resumed. Capital spending totaled $16.3 million during the quarter.

Certej

Work on Certej during the quarter focused on finalizing the prefeasibility study (“PFS”) to support the resource/reserve statement, and subsequent preparation of the NI 43-101 Technical Report. The study, based on a production rate of 3 million tonnes per year, assumed conventional open pit mining supported by flotation, pressure oxidation and cyanide leach treatment of the ore. The company will pursue a number of trade-off studies identified during the PFS prior to proceeding to a feasibility study in late 2014.

A total of $ 3.4 million was spent on Certej including site work, metallurgical testwork, capitalized exploration, and engineering for the prefeasibility study.

Eastern Dragon

Permitting at Eastern Dragon is focusing on the completion of the revised EIA (suitable for federal approval), which we expect to submit in the second quarter. Following approval of the revised EIA, we will formally submit the Project Permit Approval (PPA) application and anticipate approval by year end. This permit will allow us to finish construction and commence production in 2015.

Tocantinzinho

Work continued during the quarter on optimization of the Tocantinzinho feasibility study, finalization of which is planned for the second quarter.

Exploration update

During the quarter 5,500 metres of exploration drilling were completed at the Company's operations and exploration projects. The 2014 drilling programs at most exploration sites are not scheduled to commence until later in the year.

Greece

In the Perama district, exploration activities for the quarter focused on extending geological mapping coverage in the Perama South area and conducting reconnaissance field visits to nearby prospects. The acquisition of the Sappes project was completed during the quarter, and historical exploration data is being compiled and evaluated.

In the Chalkidiki District, underground exploration drilling commenced at the Mavres Petres mine, targeting the western extension of the orebody. Mapping and soil sampling programs were initiated over the Piavitsa project area to better define exploration potential in the area to the west of the previous drilling.

9

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Romania

At Certej, exploration activities during the quarter focused on refining alteration models for the deposit and defining targets peripheral to the deposit for the upcoming drilling programs. The Phase 1 drilling programs were completed at the nearby Brad and Deva exploration licenses, testing porphyry and epithermal targets adjacent to historical mines.

Turkey

No exploration drilling was completed in Turkey during the quarter. At the Efemcukuru minesite, soil sampling was conducted to extend historical coverage into the relatively underexplored southern portion of the license area. Detailed relogging of exploration drillholes from the Kokarpinar vein was completed, with the objective of defining structural controls on previous high-grade drill intercepts.

China

No exploration drilling was completed in China during the first quarter. At White Mountain, exploration activities focused on detailed characterization of mineralized breccias in the deposit to assist in target definition for the upcoming drilling program. At Tanjianshan, preparations were completed for exploration drilling at the Xijingou and Qinlongtan north deposit areas to be initiated in the second quarter.

Brazil

Approximately 1,350 meters of drilling were completed in the Phase 1 program at the Goldfish project in Tocantins State, targeting high-grade orogenic veins that are exposed in shallow surface workings. Several drillholes intersected mineralized veins, though results have only been received for the first drillhole, including an intercept of 4.35m @ 12.74 g/t Au. Exploration elsewhere in Brazil included soil and stream sediment sampling at early stage projects in Goias State.

Quarterly results

millions (except per share amounts)

	2014	2013	2013	2013	2013	2012	2012	2012
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0	$281.8	$244.2
Profit (loss)[1]	$31.3	($687.5)	$36.4	$43.3	($45.4)	$115.0	$75.8	$46.6
Earnings (loss) per share[1]
- basic	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16	$0.11	$0.07
- diluted	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16	$0.11	$0.07

1)	Attributable to shareholders of the Company

Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company's Jinfeng and Eastern Dragon gold properties. The first quarter of 2013 was affected by a one-time $125.2 million adjustment related to Greek tax rates.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

10

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	First quarter	First quarter
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$111.3	$110.3
Less:
By-product credits and other adjustments	(1.4)	(2.9)
Total cash cost	$109.9	$107.4
Royalty expense and production taxes	(11.0)	(11.8)
Cash operating cost	$98.9	$95.6
Gold ounces sold	190,628	189,346
Total cash cost per ounce sold	$577	$567
Cash operating cost per ounce sold	$519	$505

All-in sustaining cash cost

Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company's operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company's all-in sustaining cash cost for the current period.

Calculation of all-in sustaining cash costs	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	First quarter
Total cash cost	$109.9
Capital spending at operating gold mines	23.0
Exploration spending at operating gold mines	1.1
General and administrative expenses	15.8
All-in sustaining cash costs	$149.8
Gold ounces sold	190,628
All-in sustaining cash cost per ounce sold	$786

11

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2014	Q1 2013
Net (loss) earnings attributable to shareholders	$31.3	($45.5)
Losses (gains) on available-for-sale securities	0.8	0.0
Loss on investment in associates	0.1	0.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	5.1	2.7
Deferred income tax charge for change in Greek tax rates	0.0	125.2
Total adjusted net earnings	$37.3	$83.3
Weighted average shares outstanding	716,217	714,504
Adjusted net earnings ($/share)	$0.05	$0.12

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $94.7 million in cash this quarter, compared to $139.9 million in the same quarter of 2013.

Capital expenditures

We invested $80.4 million in capital expenditures, mine evaluation and development, mining licences and other assets in the first quarter of 2014. Mine evaluation and development totalled $52.9 million while spending at our producing mines (including capitalized exploration) totalled $24.4 million. The remaining $3.1 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

12

MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Liquidity and capital resources

(millions)	March 31, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$619.2	$623.9
Working capital	$740.8	$734.0
Debt	$601.8	$601.4

Management believes that the working capital at March 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.7	1.8	0.9	-	3.4
Operating leases	6.5	14.7	9.7	8.2	39.1
Purchase obligations	90.5	30.0	29.6	-	150.1
Totals	114.0	46.5	40.2	608.2	808.9

The table does not include interest on debt.

As at March 31, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 16,450 dry metric tonnes of zinc concentrates, 6,510 dry metric tonnes of lead/silver concentrates over the next three years, and 67,000 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at March 31, 2014 approximately 6.1 million ounces of silver have been delivered of the original 15 million ounce commitment.

Debt

Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

As at March 31, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

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MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Senior notes

The fair market value of the notes as at March 31, 2014 is $597.8 million. Net deferred financing costs of $14.4 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

The interest rate on this loan as at March 31, 2014 was 4.59%. As at March 31, 2014, RMB 638.4 million ($103.8 million) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

On February 14, 2014 Eldorado paid $6.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter no common shares related to stock options and warrants were exercised.

Common shares outstanding - as of May 1, 2014 - as of March 31, 2014	716,248,610 716,248,610
Share purchase options - as of May 1, 2014 (Weighted average exercise price per share: $11.73 Cdn)	22,417,167

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

·	IFRIC 21 'Levies' - This interpretation of IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

·	IFRS 9 'Financial Instruments: Classification and Measurement' - This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.
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MANAGMENT'S DISCUSSION AND ANALYSIS
for the three-month period ended March 31, 2014

Internal controls over financial reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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